                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             LUBY'S CAFETERIAS, INC.
                         ------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                      -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    549282101
                              --------------------
                                 (CUSIP NUMBER)


                                    12/31/99
                              --------------------
                                     (DATE)



        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


        ----------------------------------------------------------------

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CUSIP NO.   549282101
          ---------------
--------------------------------------------------------------------------------

1)   Names of Reporting Persons              I.R.S. No.  31-0738296
     S.S. or I.R.S. Identification Nos. of        BANK ONE CORPORATION
     Above Persons

--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a          (a)
     Member of a Group                          ---------------------
     (See Instructions)                      (b)
                                                ---------------------

--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Citizenship or Place of
     Organization                            ILLINOIS

--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                  1,928
Beneficially                                                 ----------------
Owned by                   (6)  Shared Voting Power                    0
Each Reporting                                               ----------------
Person with                (7)  Sole Dispositive Power             2,600
                                                             ----------------
                           (8)  Shared Dispositive Power           1,428
                                                             ----------------

--------------------------------------------------------------------------------
                                                                   4,028
9)   Aggregate Amount Beneficially                           ----------------
     Owned by Each Reporting Person

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                   0.0%
     by Amount in Row 9                                      ----------------

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                       HC
     (See Instructions)                                      ---------------


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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 2
Item 1(a)      Name of Issuer:                             Luby's Cafeterias, Inc.
                                                         --------------------------

Item 1(b)      Address of Issuer's principal
               executive offices:                          2211 NE Loop 410
                                                         --------------------------
                                                           P.O. Box 33069
                                                         --------------------------
                                                           San Antonio, TX  78265
                                                         --------------------------

Item 2(a)      Name of person filing:                  BANK ONE CORPORATION

Item 2(b)      Address of principal business office or,     One First National Plaza
               if none residence:                           Chicago, IL 60670

Item 2(c)      Citizenship:                            Not Applicable

Item 2(d)      Title of class of securities:           Common Stock
                                                       ---------------------------

Item 2(e)      CUSIP No.:                              549282101
                                                       ---------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

            This beneficial ownership by BANK ONE CORPORATION with respect to
            common shares of Luby's Cafeterias, Inc.                         :
                             ------------------------------------------------

            (a)      Amount beneficially owned:                4,028
            (b)      Percent of class                       ------------------
                                                                0.0%
                                                            ------------------

            (c)      Number of shares as to which such person has:

                     (I)      Sole power to vote or to direct the vote:            1,928
                                                                                --------------
                     (ii)     Shared power to vote or to direct the vote:              0
                                                                                --------------
                     (iii)    Sole power to dispose or to direct the               2,600
                              disposition of:                                   --------------

                     (iv)     Shared power to dispose or to direct the             1,428
                              disposition of:                                   -------------


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

Item 5.  Ownership of 5 percent or less of a Class.                              [ X ]
                                                                            ---------------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.           N/A
                                                                            ---------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company.      ---------------

                                     Bank One Trust Company, N.A.
                                     Bank One, Kentucky, N.A.
                                     The One Group

Item 8.  Identification and Classification of Members of the Group.              N/A
                                                                            ---------------

Item 9.  Notice of Dissolution of Group.                                         N/A
                                                                            ---------------

Item 10.  Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:            February 9, 2000
             ------------------------


                                                  BANK ONE CORPORATION

                                             By:  /s/  DAVID J. KUNDERT
                                                  David J. Kundert
                                                  EXECUTIVE VICE PRESIDENT
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